LOPRO

Integrated finance company
LOPRO CORPORATION

RECEIVED

2007 OCT -4 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027088

File Number: 82-4664

August 1, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ____________________
TOMOHARU YOSHIDA
MANAGING DIRECTOR AND HEAD OF FINANCE AND IR HEADQUARTERS

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

dw 10/4

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Outline of Quarterly Business Results for the First Quarter ended June 30, 2007
2. Brief Description of Japanese Language Documents

(Summary English Translation)

Outline of Quarterly Business Results for the First Quarter ended June 30, 2007

August 1, 2007

LOPRO CORPORATION

Stock Exchanges:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
(URL http://www.lopro.co.jp)

Code Number: 8577
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Managing Director and Head of Finance and IR Headquarters
Tel.: (075) 321-6161

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through June 30, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Three months)
Three months ended June 30, 2007	¥4,589 million (–%)	-¥3,273 million (–%)	-¥3,290 million (–%)	-¥3,306 million (–%)
Three months ended June 30, 2006	¥ – million (–%)	¥ – million (–%)	¥ – million (–%)	¥ – million (–%)
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

	Net Income per Share	Net Income per Share (fully diluted)
Three months ended June 30, 2007	-¥30.09	¥ –
Three months ended June 30, 2006	¥ –	¥ –
Year ended March 31, 2007	¥ –	¥ –

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of June 30, 2007	¥165,896 million	¥57,183 million	34.5%	¥520.37
As of June 30, 2006	¥ – million	¥ – million	– %	¥ –
As of March 31, 2007	¥ – million	¥ – million	– %	¥ –

(3) Consolidated Statement of Cash Flow

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2007	¥6,921 million	-¥218 million	-¥3,887 million	¥21,085 million
Three months ended June 30, 2006	¥ – million	¥ – million	¥ – million	¥ – million
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

2. Dividends

No dividend payments will be made for any quarter.

There is no change to the forecast of dividends for the year ending March 31, 2008, released on May 18, 2007.

(Record Date)	Dividends per Share		
	Interim	Year End	Annual
Year ended March 31, 2007	¥ –	¥ –	¥0.00
(Forecast) Year ending March 31, 2008	¥ –	¥ –	¥0.00

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008) (Reference)

(Percentage figures for the annual period are compared to prior year; percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥8,500 million (– %)	-¥6,100 million (– %)	-¥6,100 million (– %)	-¥6,200 million (– %)	-¥56.42
Annual	¥14,500 million (– %)	-¥14,000 million (– %)	-¥14,000 million (– %)	-¥14,100 million (– %)	-¥128.31

* Forecast of consolidated business results conform to the forecast of non-consolidated business results, as the profit contribution of the consolidated subsidiary to current performance is minor. Furthermore, as the business results for the first quarter achieved the initially envisioned results, there is no change at present to the forecast of business results (non-consolidated) for interim and annual periods, released on May 18, 2007.

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Applicable.

New: 1 (Corporate name: MCAT CORPORATION)

(2) Adoption of simplified accounting method: Not applicable.

(3) Changes in the accounting method from the latest consolidated accounting year: Applicable.

(4) Figures for the relevant quarter of the preceding year and the previous consolidated accounting year, and comparisons thereto are omitted as no consolidated financial statements have been prepared for the previous accounting year.

(For Reference) Outline of Non-Consolidated Business Results

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

Non-Consolidated Business Results (April 1, 2007 through June 30, 2007)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Three months)
Three months ended June 30, 2007	¥4,589 million (-32.7%)	-¥3,262 million (– %)	-¥3,279 million (– %)	-¥3,295 million (– %)
Three months ended June 30, 2006	¥6,815 million (– %)	¥339 million (– %)	¥131 million (– %)	¥112 million (– %)
Year ended March 31, 2007	¥26,268 million	-¥4,191 million	-¥4,817 million	-¥23,978 million

	Net Income per Share	Net Income per Share (fully diluted)
Three months ended June 30, 2007	-¥29.99	¥ –
Three months ended June 30, 2006	¥1.03	¥0.84
Year ended March 31, 2007	-¥218.20	¥ –

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of June 30, 2007	¥165,902 million	¥57,193 million	34.5%	¥520.46
As of June 30, 2006	¥210,599 million	¥85,657 million	40.2%	¥769.72
As of March 31, 2007	¥176,568 million	¥60,493 million	34.3%	¥550.49

* *Forward-looking statements, such as the forecast of business results contained herein, are based on information available to the Company as of the date of this press release and certain assumptions considered reasonable. The actual figures of the results may differ due to various factors.*

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 38th fiscal period (April 1, 2006 through March 31, 2007) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law and an amendment thereto have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 29, 2007 and August 1, 2007, respectively.

END